

PROSPECTUS SUPPLEMENT
(To Prospectus dated August 17, 2020)

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-241635

Up to $25,000,000 of
Class A Common Stock

This prospectus supplement and the accompanying base prospectus relate to the offer and sale from time to time of shares of our Class A Common Stock, par value $0.001 per share ("common stock"), in an aggregate offering amount of up to $25,000,000. The shares of our Class A common stock to which this prospectus supplement relates will be offered from time to time through Jefferies LLC, which we refer to as the Sales Agent.

Our Class A common stock trades on the NASDAQ Stock Market, or NASDAQ, under the symbol "UONE." On January 26, 2021, the last reported sale price of our common stock, as reported on NASDAQ, was $5.83 per share.

The shares of our Class A common stock to which this prospectus supplement relates may be offered and sold by any method permitted by law and deemed to be an "at the market" offering as defined in Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, including, but not limited to, sales made directly on or through NASDAQ or sales made to or through a market maker or through an electronic communications network, all pursuant to the terms of a sales agreement we have entered into with the Sales Agent. Subject to the terms and conditions of the sales agreement, the Sales Agent will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell, on our behalf, the shares of our common stock requested to be sold by us. The Sales Agent will receive a commission equal to 3.0% of the gross sales price per share of our common stock that it sells under the sales agreement. The net proceeds that we will receive from any sales will be equal to the gross proceeds of any such sales less the commission payable to the sales agent as described above and any transaction fees imposed on such sales. See "Use of Proceeds" and "Plan of Distribution" in this prospectus supplement for more information.

Investing in our Class A common stock involves certain risks. See "Risk Factors" beginning on page S-6 of this prospectus supplement and the documents we incorporate by reference into this prospectus supplement. You should carefully consider these risks before investing in shares of our common stock.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

JEFFERIES

The date of this prospectus supplement is January 27, 2021

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this Class A common stock offering and certain other matters relating to us and our financial condition. The second part is the accompanying base prospectus, which gives more general information about us and our various classes of common stock, including our Class A common stock. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent any information in the prospectus supplement differs from information in the accompanying base prospectus, you should only rely on the information in the prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this document or included in other offering materials filed by us with the Securities and Exchange Commission (the "SEC") which relate specifically to this offering. We have not authorized anyone, and we have not authorized the Sales Agent to authorize anyone, to provide you with different information. If anyone provides you with different or additional information, you should not rely on it. You should not assume that the information contained in or incorporated by reference into this document or included in other offering materials filed by us with the SEC is accurate as of any date other than the date of this document, the date of the document in which the incorporated information appears or the date of any such offering materials, as applicable. Our business, financial condition, results of operations and prospectus may have changed since the relevant date. This document may only be used where it is legal to sell these securities.

When we use the terms "we," "our," "us," "Urban One" or the "Company" in the prospectus supplement or the accompanying base prospectus, we are referring to Urban One, Inc., a Delaware corporation, and its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our file number with the SEC is 000-25969. Our SEC filings are available to the public over the Internet on the SEC's website at http://www.sec.gov. Our website address is http://www.urban1.com. Information appearing on our website (other than the documents expressly incorporated by reference as described below) is not incorporated by reference into this prospectus supplement and you should not consider such information a part of this prospectus supplement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" into this prospectus supplement the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents without restating that information in this document. The information incorporated by reference into this prospectus supplement is considered to be part of this prospectus supplement. Information included in this prospectus supplement updates and supersedes information incorporated by reference from documents that we filed with the SEC prior to the date of this prospectus supplement, while information that we file with the SEC in the future will automatically update and supersede the information in this prospectus supplement or incorporated by reference into this prospectus supplement from documents filed prior to the date of this prospectus supplement.

We incorporate by reference into this prospectus supplement the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), other than any such documents or filings, or portions thereof, that are deemed to be furnished to, but not filed with, the SEC, until such time as all of the securities covered by this prospectus supplement have been sold or this offering is otherwise terminated:

- Our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on April 29, 2020;

- Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 29, 2020;

- Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed with the SEC on July 31, 2020;

- Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed with the SEC on November 12, 2020;

- Our Current Reports on Form 8-K, or amendments thereto, filed January 3, 2020, March 26, 2020, March 30, 2020, May 14, 2020, May 14, 2020, June 2, 2020, June 17, 2020, June 22, 2020, July 2, 2020, July 30, 2020, August 18, 2020, October 8, 2020 (with respect to Item 8.01), October 19, 2020, November 6, 2020, November 9, 2020, December 3, 2020, December 31, 2020, January 7, 2021 and January 8, 2021; and

- The description of our various classes of common stock, including our Class A common stock, contained in our registration statement on Form 8-A filed on May 17, 2000.

Upon written or oral request, we will provide a copy of any of the documents incorporated herein by reference, without charge, to each person, including any beneficial owner, to whom this prospectus supplement is delivered. Requests for any such documents should be directed to:

Urban One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910
Attention: Chief Financial Officer
(301) 429-3200

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus supplement may contain or incorporate by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor provided by Section 27A of the Securities Act, and Section 21E of the Exchange Act. Examples include statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters. These statements, by their nature, involve estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Factors that could cause actual results or outcomes to differ from those in the forward-looking statements may accompany the statements themselves. In addition, generally applicable factors that could cause actual results or outcomes to differ from those in the forward-looking statements are discussed under the heading "Risk Factors" beginning on page S-6 of this prospectus supplement.

Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or circumstances or otherwise.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information contained elsewhere in this prospectus supplement, the accompanying base prospectus and in the documents we incorporate by reference. This summary is not complete and does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus supplement, the accompanying base prospectus and any related free writing prospectus carefully, including the information referred to in the section entitled "Risk Factors" beginning on page S-6 of this prospectus supplement, as well as the other documents that we incorporate by reference into this prospectus supplement and the accompanying base prospectus, including our financial statements and the exhibits to the registration statement of which this prospectus supplement and the accompanying base prospectus is a part.

Urban One, Inc.

Urban One, Inc. (a Delaware corporation originally formed in 1980 and hereinafter referred to as "Urban One") and its subsidiaries (collectively, the "Company") is an urban-oriented, multi-media company that primarily targets African-American and urban consumers. Our core business is our radio broadcasting franchise which is the largest radio broadcasting operation that primarily targets African-American and urban listeners. As of January 2021, we owned and/or operated 68 broadcast stations (including all HD stations, translator stations and the low power television station we operate) located in 13 of the most populous African-American markets in the United States. While a core source of our revenue has historically been and remains the sale of local and national advertising for broadcast on our radio stations, our strategy is to operate the premier multi-media entertainment and information content provider targeting African-American and urban consumers. Thus, we have diversified our revenue streams by making acquisitions and investments in other complementary media properties. Our diverse media and entertainment interests include TV One, LLC, an African-American targeted cable television network; our 80.0% ownership interest in Reach Media, Inc., which operates the Rickey Smiley Morning Show and our other syndicated programming assets, including the Russ Parr Morning Show and the DL Hughley Show; and Interactive One, LLC, our wholly owned digital platform serving the African-American community through social content, news, information, and entertainment websites, including its Cassius and Bossip, HipHopWired and MadameNoire digital platforms and brands. We also hold a minority ownership interest in MGM National Harbor, a gaming resort located in Prince George's County, Maryland. Through our national multi-media operations, we provide advertisers with a unique and powerful delivery mechanism to the African-American and urban audiences.

Our principal corporate and executive offices are located at 1010 Wayne Avenue, 14th Floor, Silver Spring, Maryland 20910. Our telephone number is (301) 429-3200. We maintain a website at http://www.urban1.com. Information contained on our website is not part of this prospectus supplement.

The Offering

Issuer:	Urban One, Inc.
Common Stock Offered:	Shares of our Class A common stock in an aggregate offering amount of up to $25,000,000.
Manner of Offering:	"At the market" as defined in Rule 415 under the Securities Act. See "Plan of Distribution" in this prospectus supplement for more information.
Use of Proceeds:	We intend to use the net proceeds from this offering to finance capital expenditures and for other general corporate purposes, including reducing indebtedness.
Risk Factors:	Investing in our common stock involves a high degree of risk. Please see "Risk Factors" on page S-6 of this prospectus supplement and the other information included or incorporated by reference in this prospectus supplement or the accompanying base prospectus for a discussion of factors you should carefully consider before investing in our common stock.
NASDAQ Global Market Symbol:	UONE
Transfer Agent and Registrar:	American Stock Transfer & Trust Company, LLC.

RISK FACTORS

Investing in our Class A common stock involves certain risks, including the risks referred to or described below that relate to our business and to this offering and our common stock. You should carefully consider and evaluate these risks, as well as the other information included and incorporated by reference into this prospectus supplement and the accompanying base prospectus, before deciding whether to invest in shares of our common stock. Our business, results of operations or financial condition could be adversely affected by any of these risks or by additional risks and uncertainties not currently known to us or that we currently consider immaterial.

Risks Related to Our Business

Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. We have identified and will in the future identify a number of these factors under the heading "Risk Factors" in our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and/or Current Reports on Form 8-K, which are incorporated by reference into this prospectus supplement.

Risks Related to this Offering and Our Common Stock

The market price of our Class A common stock may be adversely affected by the issuance and sale of our common stock, including pursuant to the sales agreement.

We are not restricted from issuing additional shares of our Class A common stock or other equity-related securities, including our other class of common stock, our Class D common stock. We cannot predict the effect that issuances or sales of our common stock, including pursuant to the sales agreement, may have on the market price for our common stock. The issuance and sale of substantial amounts of Class A common stock or other equity-related securities could adversely affect the market price of our common stock.

The market price of our Class A common stock may fluctuate significantly, and shares of our Class A common stock may trade at prices below the price at which you purchased them.

The market price of our Class A common stock may fluctuate significantly as a result of many factors, including, but not limited to:

- general economic or political conditions;

- volatility in the equity securities market;

- the operating and stock price performance of other companies that investors or analysts may deem comparable to us;

- changes in investors' and analysts' perception of our and/or our industry's risk and return characteristics relative to other investment alternatives;

- differences between our actual financial and operating results and those expected by investors and analysts;

- adverse outcomes from litigation or regulatory or other governmental proceedings or investigations; and

- changes in regulation or tax law.

These factors, as well as those referred to under "Risks Related to Our Business" above and other factors relating to the market as a whole or our industry, may adversely affect the market price of our common stock, regardless, in some instances, of our actual operating performance. As a result, shares of our Class A common stock may trade at prices significantly below the price paid by you to acquire shares of our common stock.

If you purchase the common stock sold in any issuance and sale of our common stock contemplated by this prospectus supplement, you will experience immediate dilution as a result of this offering and future equity issuances.

Because the price per share of our common stock being offered may be higher than the book value per share of our common stock, you may suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in the transactions contemplated by this prospectus supplement. The issuance of additional shares of our common stock in future offerings could be dilutive to stockholders if they do not invest in future offerings. Moreover, to the extent that we issue options or warrants to purchase, or securities convertible into or exchangeable for, shares of our common stock in the future and those options, warrants or other securities are exercised, converted or exchanged, stockholders may experience further dilution.

We have broad discretion in the use of the net proceeds of the issuances and sales of our common stock contemplated by this prospectus supplement and, despite our efforts, we may use the proceeds in a manner that does not improve our operating results or increase the value of your investment.

We currently anticipate that the net proceeds from the issuances and sales of our common stock contemplated by this prospectus supplement, if any, will be used to finance capital expenditures and for other general corporate purposes, including to reduce indebtedness. However, we have not determined the specific use of the net proceeds from the issuances and sales of our common stock contemplated by this prospectus supplement. Our management will have broad discretion over the use and investment of any sales, and, accordingly, investors will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning our specific intentions. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

We do not pay dividends on our common stock, which could adversely affect the market price of our Class A common stock.

Since first selling our common stock publicly in May 1999, we have not declared any cash dividends on any class of our common stock. We intend to retain future earnings for use in our business and do not anticipate declaring or paying any cash or stock dividends on shares of our common stock in the foreseeable future. In addition, any determination to declare and pay dividends will be made by our board of directors in light of our earnings, financial position, capital requirements, contractual restrictions contained in our credit facility and the indentures governing our senior subordinated notes, and other factors as the board of directors deems relevant.

Our Class A common stock is an equity security and is subordinate to our existing and any future indebtedness.

Shares of our Class A common stock (and our Class D common stock) are equity interests and, as such, rank junior to all of our current indebtedness as well as any indebtedness incurred by us in the future. Accordingly, in the event of a bankruptcy, liquidation or other similar proceeding, your rights as a holder of our Class A common stock will be subordinate to the rights of the holders of our indebtedness and any other non-equity claims against us.

Certain provisions in our organizational documents and under Delaware law may deter or delay an acquisition of us.

Certain provisions of the Delaware General Corporation Law and our articles of incorporation and bylaws may deter or delay certain transactions that our shareholders may otherwise consider to be in their best interest, including transactions that might result in our shareholders receiving a premium for their shares. See "Description of Common Stock" in the accompanying base prospectus and the material referred to therein for more information.

Two common stockholders have a majority voting interest in Urban One and have the power to control matters on which our common stockholders may vote, and their interests may conflict with yours.

As of September 30, 2020, our Chairperson and her son, our President and CEO, collectively held in excess of 95% of the outstanding voting power of our common stock. As a result, our Chairperson and our CEO control our management and policies and decisions involving or impacting upon Urban One, including transactions involving a change of control, such as a sale or merger. The interests of these stockholders may differ from the interests of our other stockholders and our debt holders. In addition, certain covenants in our debt instruments require that our Chairperson and the CEO maintain a specified ownership and voting interest in Urban One, and prohibit other parties' voting interests from exceeding specified amounts. Our Chairperson and the CEO have agreed to vote their shares together in elections of members to the Board of Directors of Urban One

Further, we are a "controlled company" under rules governing the listing of our securities on the NASDAQ Stock Market because more than 50% of our voting power is held by our Chairperson and the CEO. Therefore, we are not subject to NASDAQ Stock Market listing rules that would otherwise require us to have: (i) a majority of independent directors on the board; (ii) a compensation committee composed solely of independent directors; (iii) a nominating committee composed solely of independent directors; (iv) compensation of our executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors; and (v) director nominees selected, or recommended for the board's selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors. While a majority of our board members are currently independent directors, we do not make any assurances that a majority of our board members will be independent directors at any given time.

USE OF PROCEEDS

We intend to use the net proceeds from this offering to finance capital expenditures and for other general corporate purposes, including reducing indebtedness.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
TO NON-U.S. HOLDERS

The following summary is a description of the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our common stock by non-U.S. holders (as defined below). The discussion is for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership and disposition of our common stock by a non-U.S. holder in light of its personal circumstances. In particular, this discussion does not address the U.S. federal income tax consequences of ownership of our common stock by investors that do not hold the stock as a capital asset within the meaning of Section 1221 of the Code, or the U.S. federal income tax consequences to beneficial owners subject to special treatment under the U.S. federal income tax laws, such as:

- dealers in securities or currencies;

- certain electing traders in securities;

- persons holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a straddle or synthetic security;

- persons subject to the alternative minimum tax;

- certain former citizens or long-term residents of the United States;

- foreign governments or international organizations;

- banks or other financial institutions;

- controlled foreign corporations and passive foreign investment companies, each as defined for U.S. federal income tax purposes, and shareholders of such entities;

- insurance companies;

- entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts; and

- pass-through entities, including partnerships and entities and arrangements classified as partnerships for U.S. federal tax purposes, and beneficial owners of pass-through entities.

Non-U.S. holders subject to any of the special circumstances described above may be subject to tax rules that differ significantly from those summarized below and are encouraged to consult with an independent tax advisor. In addition, this summary does not include any non-U.S. tax laws or state or local tax laws that may be applicable to a particular investor and does not consider any aspects of U.S. federal estate or gift tax law.

You are a "non-U.S. holder" of our common stock if you are a beneficial owner of the stock and are not, for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States;

- a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized or created in or under the laws of the United States, any state thereof or the District of Columbia;

- an estate, the income of which is subject to U.S. federal income tax regardless of the source of such income; or

- a trust (i) if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (ii) that has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax consequences of such partnership and the partners in such partnership generally will depend on the status of each of the partners and the activities of the partnership. Partners of partnerships considering the purchase of our common stock are encouraged to consult with their independent tax advisors.

This summary is based upon the Code, existing and proposed Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all in effect as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Such a change could affect the continuing validity of this discussion and may adversely affect a non-U.S. holder. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge one or more of the conclusions described herein, and we have not obtained, and do not intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning and disposing of our common stock.

IF YOU ARE CONSIDERING THE PURCHASE OF OUR COMMON STOCK, YOU ARE ENCOURAGED TO CONSULT WITH AN INDEPENDENT TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL INCOME AND ESTATE TAX LAWS, AS WELL AS OTHER U.S. FEDERAL TAX LAWS AND THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION, TO YOUR PARTICULAR SITUATION. THIS DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE.

Dividend Distributions

Any distributions with respect to the shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty, provided that such dividends are not effectively connected with the non-U.S. holder's conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a U.S. "permanent establishment" maintained by such non-U.S. holder). Distributions in excess of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) will first constitute a return of capital that is applied against and reduces the non-U.S. holder's adjusted tax basis in our common stock (determined on a share by share basis), and, to the extent such distribution exceeds the non-U.S. holder's adjusted tax basis, the excess will be treated as gain realized on the sale or other disposition of our common stock as described below under "Sale, Exchange or Other Taxable Disposition of Stock." Any such distributions will also be subject to the rules, regulations and obligations discussed below under the heading "Foreign Accounts."

Under the terms of an applicable income tax treaty (if any), the withholding tax might not apply, or might apply at a reduced rate. A non-U.S. holder who wishes to claim the benefit of an applicable income tax treaty is required to satisfy applicable certification and disclosure requirements (generally by providing our paying agent or a relevant withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E). If a non -U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, such non-U.S. holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with the conduct of a non-U.S. holder's trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. "permanent establishment" maintained by such non-U.S. holder) are not subject to U.S. federal withholding tax if such non-U.S. holder provides our paying agent or a relevant withholding agent with an IRS Form W-8ECI, but generally will be subject to U.S. federal income tax on a net-income basis at applicable graduated individual or corporate rates, unless an applicable income tax treaty provides otherwise. A foreign corporation may be subject to an additional branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such income. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale, Exchange or Other Taxable Disposition of Stock

Subject to the discussions below under "Information Reporting and Backup Withholding" and "Foreign Accounts," any gain realized by a non -U.S. holder upon the sale, exchange or other taxable disposition of shares of our common stock generally will not be subject to U.S. federal income tax unless:

- that gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. "permanent establishment" maintained by the non-U.S. holder);

- the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

- our common stock constitutes a U.S. real property interest ("USRPI") by reason of our status as a U.S. real property holding corporation ("USRPHC") for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax in the same manner as that of a U.S. person, unless an applicable income tax treaty provides otherwise. If such non-U.S. holder is a foreign corporation, such gain may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such income. A non-U.S. holder described in the second bullet point above will be subject to a 30% U.S. federal income tax on the gain derived from the sale, which may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to U.S. federal income tax if our common stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the non-U.S. holder's holding period.

Information Reporting and Backup Withholding

We and other withholding agents must report annually to the IRS the amount of dividends or other distributions paid to non-U.S. holders on shares of our common stock and the amount of tax we and other withholding agents withhold on these distributions. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides, under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding (the current rate of which is 24%) on reportable payments the non-U.S. holder receives on shares of our common stock if the non-U.S. holder provides proper certification (usually on an IRS Form W-8BEN or IRS Form W-8BEN -E) of its status as a non-U.S. person.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, information reporting will apply if a non-U.S. holder sells shares of our common stock outside the United States through a U.S. broker or a broker that is a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or a foreign partnership that, at any time during its tax year, either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interests in the partnership. If a sale or other disposition is made through a U.S. office of any broker, the broker will be required to report the amount of proceeds paid to the non-U.S. holder to the IRS and to backup withhold on that amount unless the non-U.S. holder provides appropriate certification (usually on an IRS Form W-8BEN or IRS Form W-8BEN-E) to the broker certifying the non-U.S. holder's status as a non-U.S. person or other exempt status.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability, provided the required information is properly furnished to the IRS on a timely basis.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as "FATCA") generally impose a 30% withholding tax on "withholdable payments," which include dividends on our common stock and gross proceeds from the disposition of our common stock paid to (i) a foreign financial institution (as defined in Section 1471 of the Code) unless it agrees to collect and disclose to the IRS information regarding direct and indirect U.S. account holders and (ii) a non-financial foreign entity unless it certifies certain information regarding substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under U.S. Treasury regulations and IRS guidance, the withholding obligations described above apply to payments of dividends on our common stock. While these withholding obligations would also apply to payments of gross proceeds from a sale or other disposition of our common stock, recently proposed Treasury regulations, which state regulations may be relied upon until final regulations are issued, eliminate this requirement. Prospective non-U.S. holders should consult their own tax advisors with respect to the potential tax consequences of FATCA.

DESCRIPTION OF CAPITAL STOCK

The Company's Amended and Restated Certificate of Incorporation provides for four classes of common stock: Class A; Class B; Class C; and Class D. Each class of shares has a $.001 par value. There are 30,000,000 Class A shares authorized with 4,441,635 issued and outstanding as of September 30, 2020. There are 150,000,000 Class B shares authorized with 2,861,843 shares issued and outstanding as of September 30, 2020. There are 150,000,000 Class C shares authorized with 2,928,906 shares issued and outstanding as of September 30, 2020. There are 150,000,000 Class D shares authorized with 37,520,026 shares issued and outstanding as of September 30, 2020. Finally, there are 1,000,000 shares of convertible preferred stock authorized with a par value of $.001. However, no shares of convertible preferred stock were outstanding at September 30, 2020 or are currently outstanding.

The shares being offered under this prospectus and registration statement are Class A shares of common stock. Generally, except as summarized below, the shares of each class are identical in all respects and entitle the holders thereof to the same rights and privileges. However, with respect to voting rights, each share of Class A common stock entitles its holder to one vote and each share of Class B common stock entitles its holder to ten votes. The holders of Class C and Class D common stock are not entitled to vote on any matters. The holders of Class A common stock can convert such shares into shares of Class C or Class D common stock. Subject to certain limitations, the holders of Class B common stock can convert such shares into shares of Class A common stock. The holders of Class C common stock can convert such shares into shares of Class A common stock. The holders of Class D common stock have no such conversion rights.

PLAN OF DISTRIBUTION

We have entered into a sales agreement with Jefferies, under which we may offer and sell up to $25,000,000 of our shares of Class A common stock from time to time through Jefferies acting as agent. Sales of our shares of Class A common stock, if any, under this prospectus supplement and the accompanying prospectus will be made by any method that is deemed to be an "at the market offering" as defined in Rule 415(a)(4) under the Securities Act.

Each time we wish to issue and sell our shares of Class A common stock under the sales agreement, we will notify Jefferies of the number of shares to be issued, the dates on which such sales are anticipated to be made, any limitation on the number of shares to be sold in any one day and any minimum price below which sales may not be made. Once we have so instructed Jefferies, unless Jefferies declines to accept the terms of such notice, Jefferies has agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such shares up to the amount specified on such terms. The obligations of Jefferies under the sales agreement to sell our shares of Class A common stock are subject to a number of conditions that we must meet.

The settlement of sales of shares between us and Jefferies is generally anticipated to occur on the second trading day following the date on which the sale was made. Sales of our shares of Class A common stock as contemplated in this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and Jefferies may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

We will pay Jefferies a commission equal to 3% of the aggregate gross proceeds we receive from each sale of our shares of Class A common stock. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. In addition, we have agreed to reimburse Jefferies for the fees and disbursements of its counsel, payable upon execution of the sales agreement, in an amount not to exceed $75,000, in addition to certain ongoing disbursements of its legal counsel. We estimate that the total expenses for the offering, excluding any commissions or expense reimbursement payable to Jefferies under the terms of the sales agreement, will be approximately $200,000. The remaining sale proceeds, after deducting any other transaction fees, will equal our net proceeds from the sale of such shares.

Jefferies will provide written confirmation to us before the open on The NASDAQ Capital Market on the day following each day on which our shares of Class A common stock are sold under the sales agreement. Each confirmation will include the number of shares sold on that day, the aggregate gross proceeds of such sales and the proceeds to us.

In connection with the sale of our shares of Class A common stock on our behalf, Jefferies will be deemed to be an "underwriter" within the meaning of the Securities Act, and the compensation of Jefferies will be deemed to be underwriting commissions or discounts. We have agreed to indemnify Jefferies against certain civil liabilities, including liabilities under the Securities Act. We have also agreed to contribute to payments Jefferies may be required to make in respect of such liabilities.

The offering of our shares of Class A common stock pursuant to the sales agreement will terminate upon the earlier of (i) the sale of all shares of Class A common stock subject to the sales agreement and (ii) the termination of the sales agreement as permitted therein. We and Jefferies may each terminate the sales agreement at any time upon ten days' prior notice.

This summary of the material provisions of the sales agreement does not purport to be a complete statement of its terms and conditions. A copy of the sales agreement will be filed as an exhibit to a current report on Form 8-K to be filed under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and incorporated by reference in this prospectus supplement.

Jefferies and its affiliates may in the future provide various investment banking, commercial banking, financial advisory and other financial services for us and our affiliates, for which services they may in the future receive customary fees. In the course of its business, Jefferies may actively trade our securities for its own account or for the accounts of customers, and, accordingly, Jefferies may at any time hold long or short positions in such securities.

A prospectus supplement and the accompanying prospectus in electronic format may be made available on a website maintained by Jefferies, and Jefferies may distribute the prospectus supplement and the accompanying prospectus electronically.

LEGAL MATTERS

The validity of the issuance of the Class A common stock offered under this prospectus supplement and accompanying base prospectus and certain other legal matters with respect to this offering will be passed upon for us by Ballard Spahr LLP. Certain legal matters will be passed upon for the Sales Agent by Latham & Watkins LLP.

EXPERTS

The consolidated financial statements and schedules as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.



$50,000,000

Shares of Class A Common Stock

We may, from time to time, offer to sell up to $50,000,000 of shares of our Class A common stock described in this prospectus at prices and on terms described in one or more supplements to this prospectus.

Each time we sell securities pursuant to this prospectus, we will provide the specific terms of the securities offered in a supplement to this prospectus. The prospectus supplements will also describe the specific manner in which we will offer these securities and may also supplement, update or amend information contained in this prospectus. You should read this prospectus and any related prospectus supplement carefully before you invest in our securities. This prospectus may not be used to offer and sell our securities unless accompanied by a prospectus supplement describing the method and terms of the offering of those securities being offered.

Shares of our Class A common stock may be offered and sold by us through underwriters, dealers or agents or directly to purchasers, on a continuous or delayed basis. The prospectus supplement for each offering will describe in detail the plan of distribution for that offering and will set forth the names of any underwriters, dealers or agents involved in the offering and any applicable fees, commissions or discount arrangements.

As of August 3, 2020, the aggregate market value of outstanding shares of our Class A common stocks held by-non-affiliates was approximately $18,724,474 based on 1,582,359 shares of outstanding Class A common stock, of which approximately 1,477,859 shares were held by non-affiliates, and a price of $12.67per share, which was the last reported sale price of our Class A common stock on the NASDAQ Stock Market on August 3, 2020. In addition, the aggregate market value of our outstanding shares of our Class D common stock held by non-affiliates was approximately $28,507,937 based on 37,520,026 shares of outstanding Class D common stock, of which approximately 17,706,793 shares were held by non-affiliates, and a price of $1.61 per share, which was the last reported sale price of our Class D common stock on the NASDAQ Stock Market on August 03, 2020. We are not registering shares of our Class D common stock under this prospectus or any supplement hereto.

Our Class A common stock is traded on the NASDAQ Stock Market under the symbol "UONE." Our Class D common stock is traded on the NASDAQ Stock Market under the symbol "UONEK."

An investment in our securities involves a high degree of risk. Before you invest, you should carefully read this prospectus, including the Risk Factors beginning on page 5 of this prospectus, together with any prospectus supplement and the documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 17, 2020.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a "shelf" registration process. Under this shelf registration process, from time to time, we may sell any combination of the securities described in this prospectus in one or more offerings, up to a total dollar amount of $50,000,000. We have provided to you in this prospectus a general description of the securities that may be offered. Each time securities are sold pursuant to this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of the offering. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, any prospectus supplement, the documents incorporated by reference in this prospectus and any prospectus supplement, and any free writing prospectus is accurate only as of the date of those respective documents. You should read this prospectus, any prospectus supplement, the documents incorporated by reference in this prospectus and any prospectus supplement, and any free writing prospectus when making your investment decision. You should also read and consider the information in the documents we have referred you to in the prospectus entitled "Incorporation by Reference."

As permitted by the rules and regulations of the SEC, the registration statement that contains this prospectus incorporates by reference important information that is not contained in this prospectus but that is contained in documents that we file with the SEC. You may read and obtain copies of these documents and the other reports we file with the SEC at the SEC's web site, www.sec.gov or at the SEC's offices described below under the heading "Where You Can Find More Information."

The distribution or possession of this prospectus in or from certain jurisdictions may be restricted by law. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale.

Our functional currency is the United States dollar. All references to "dollars" or "$" are to United States dollars.

PROSPECTUS SUMMARY

This summary description about us and our business highlights selected information contained elsewhere in this prospectus or incorporated in this prospectus by reference. This summary does not contain all of the information you should consider before buying securities in this offering. You should carefully read this entire prospectus and any applicable prospectus supplement, including each of the documents incorporated herein or therein by reference, before making an investment decision. As used in this prospectus, "we," "us," "Urban One" and "our" refer to Urban One, Inc., a Delaware corporation.

Summary of Our Business

Urban One, Inc. (a Delaware corporation referred to as "Urban One") and its subsidiaries (collectively, the "Company") is an urban-oriented, multi-media company that primarily targets African-American and urban consumers. Our core business is our radio broadcasting franchise which is the largest radio broadcasting operation that primarily targets African-American and urban listeners. As of June 30, 2020, we owned and/or operated 61 broadcast stations (including all HD stations, translator stations and the low power television station we operate) located in 14 of the most populous African-American markets in the United States. While a core source of our revenue has historically been and remains the sale of local and national advertising for broadcast on our radio stations, our strategy is to operate the premier multi-media entertainment and information content provider targeting African-American and urban consumers. Thus, we have diversified our revenue streams by making acquisitions and investments in other complementary media properties. Our diverse media and entertainment interests include TV One, LLC ("TV One"), an African-American targeted cable television network; our 80.0% ownership interest in Reach Media, Inc. ("Reach Media") which operates the Rickey Smiley Morning Show and our other syndicated programming assets, including the Russ Parr Morning Show and the DL Hughley Show; and Interactive One, LLC ("Interactive One"), our wholly owned digital platform serving the African-American community through social content, news, information, and entertainment websites, including its Cassius and Bossip, HipHopWired and MadameNoire digital platforms and brands. We also hold a minority ownership interest in MGM National Harbor, a gaming resort located in Prince George's County, Maryland. Through our national multi-media operations, we provide advertisers with a unique and powerful delivery mechanism to the African-American and urban audiences.

On January 19, 2019, the Company launched CLEO TV, a lifestyle and entertainment network targeting Millennial and Gen X women of color. CLEO TV offers quality content that defies negative and cultural stereotypes of today's modern women. The results of CLEO TV's operations will be reflected in the Company's cable television segment.

Our core radio broadcasting franchise operates under the brand "Radio One." We also operate our other brands, such as TV One, Reach Media and Interactive One, while developing additional branding reflective of our diverse media operations and targeting our African-American and urban audiences.

Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under "Incorporation by Reference" and "Where You Can Find More Information." Our principal corporate and executive offices are located at 1010 Wayne Avenue, 14th Floor, Silver Spring, Maryland 20910. Our telephone number is (301) 429-3200. We maintain a website at http://www.urban1.com. Information contained on our website is not part of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, and the documents incorporated by reference into this prospectus, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements do not relay historical facts, but rather reflect our current expectations concerning future operations, results and events. All statements other than statements of historical fact are "forward-looking statements" including any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. You can identify some of these forward-looking statements by our use of words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "likely," "may," "estimates" and similar expressions. You can also identify a forward-looking statement in that such statements discuss matters in a way that anticipates operations, results or events that have not already occurred but rather will or may occur in future periods. We cannot guarantee that we will achieve any forward-looking plans, intentions, results, operations or expectations. Although these statements are based upon assumptions we consider reasonable, as they contemplate future events, they are subject to risks and uncertainties, some of which are beyond our control that could cause actual results to differ materially from those forecasted or anticipated in the forward-looking statements. These risks, uncertainties and factors include (in no particular order), but are not limited to:

- economic volatility, financial market unpredictability and continued fluctuations in the United States and other world economies that may affect our business and financial condition, and the business and financial conditions of our advertisers;

- our high degree of leverage and potential inability to finance strategic transactions given fluctuations in market conditions;

- fluctuations in the local economies of the markets in which we operate (particularly our largest markets, Atlanta; Baltimore; Houston; and Washington, DC) that could negatively impact our ability to meet our cash needs and our ability to maintain compliance with our debt covenants;

- fluctuations in the demand for advertising across our various media;

- risks associated with the implementation and execution of our business diversification strategy;

- changes in media audience ratings and measurement technologies and methodologies;

- regulation by the Federal Communications Commission ("FCC") relative to maintaining our broadcasting licenses, enacting media ownership rules and enforcing of indecency rules;

- changes in our key personnel and on-air talent;

- increases in the costs of our programming, including on-air talent and content acquisitions costs;

- financial losses that may be incurred due to impairment charges against our broadcasting licenses, goodwill, and other intangible assets;

- increased competition for advertising revenues with other radio stations, broadcast and cable television, newspapers and magazines, outdoor advertising, direct mail, internet radio, satellite radio, smart phones, tablets, and other wireless media, the internet, social media, and other forms of advertising;

- the impact of our acquisitions, dispositions and similar transactions, as well as consolidation in industries in which we and our advertisers operate;

- developments and/or changes in laws and regulations, such as the California Consumer Privacy Act or other similar federal or state regulation through legislative action and revised rules and standards;

- disruptions to our technology network including computer systems and software, whether by man-made or other disruptions of our operating systems, structures or equipment as well as natural events such as severe weather, fires, floods and earthquakes;

- disruptions and uncertainties related to our business operations and our sales resulting from quarantines of employees, customers and suppliers in areas affected by the coronavirus/COVID-19 outbreak and reduced consumer spending given uncertainty around the duration of the virus' impact; and

- other factors mentioned in our filings with the Securities and Exchange Commission ("SEC") including the factors discussed in detail in the section titled "Risk Factors," in our Annual Report on Form 10-K for the year ended December 31, 2019.

You should not place undue reliance on these forward-looking statements, which reflect our views as of the date of this prospectus. We take no obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

RISK FACTORS

For an enterprise as large and complex as ours, a wide range of factors could affect our business and financial results. The factors described below are considered to be the most significant, but are not listed in any particular order. There may be other currently unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. The following discussion of risk factors should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes attached to our Annual Report on Form 10-K for the year ended December 31, 2019.

Risks Related to the Nature and Operations of Our Business

The state and condition of the global financial markets and fluctuations in the global and U.S. economies may have an unpredictable impact on our business and financial condition.

From time to time, the global equity and credit markets experience high levels of volatility and disruption. At various points in time, the markets have produced downward pressure on stock prices and limited credit capacity for certain companies without regard to those companies' underlying financial strength. In addition, advertising is a discretionary and variable business expense. Spending on advertising tends to decline disproportionately during an economic recession or downturn as compared to other types of business spending. Consequently, a downturn in the United States economy generally has an adverse effect on our advertising revenue and, therefore, our results of operations. A recession or downturn in the economy of any individual geographic market, particularly a major market in which we operate, also may have a significant effect on us. Radio revenues in the markets in which we operate may also face greater challenges than the U.S. economy generally and may remain so. Radio revenues in certain markets in which we operate have lagged the growth of the general United States economy. Radio revenues in markets in which we operate, as measured by the accounting firm Miller Kaplan Arase LLP ("Miller Kaplan") were down in 2018. During this same period, the U.S. Bureau of Economic Analysis reports that U.S. current-dollar gross domestic product grew. Our results of operations could be negatively impacted if radio revenue performance in the markets in which we operate continues to lag general United States economic growth. Even in the absence of a general recession or downturn in the economy, an individual business sector (such as the automotive industry) that tends to spend more on advertising than other sectors might be forced to reduce its advertising expenditures if that sector experiences a downturn. If that sector's spending represents a significant portion of our advertising revenues, any reduction in its advertising expenditures may affect our revenue.

Any deterioration in the economy could negatively impact our ability to meet our cash needs and our ability to maintain compliance with our debt covenants.

If economic conditions change, or other adverse factors outside our control arise, our operations could be negatively impacted, which could prevent us from maintaining compliance with our debt covenants. If it appears that we could not meet our liquidity needs or that noncompliance with debt covenants is likely, we would implement remedial measures, which could include, but not be limited to, operating cost and capital expenditure reductions and deferrals. In addition, we could implement de-leveraging actions, which may include, but not be limited to, other debt repayments, subject to our available liquidity and contractual ability to make such repayments and/or debt refinancings and amendments.

Impact of Public Health Crisis

An epidemic or pandemic disease outbreak, such as the current COVID-19 outbreak, could cause, and is causing, significant disruption to our business operations. Measures taken by governmental authorities and private actors to limit the spread of this virus are interfering with the ability of the Company's employees, suppliers, and customers to conduct their functions and business in a normal manner. Further, the demand for advertising across our various segments/platforms is linked to the level of economic activity and employment in the U.S. Specifically, our business is heavily dependent on the demand for advertising from consumer-focused companies. The recent and significant dislocation of consumer demand due to social distancing and government interventions (such as lockdowns or shelter in place policies) has caused, and could further cause, advertisers to reduce, postpone or eliminate their marketing spending generally, and on our platforms in particular. Continued or future social distancing, government interventions and/or recessions could have a material adverse effect on our business and financial condition. Moreover, continued or future declines or disruptions due to the COVID-19 outbreak, could adversely affect our business and financial performance. The COVID-19 outbreak has had an impact on certain of the Company's revenue and alternative revenue sources. Most notably, a number of advertisers across significant advertising categories have reduced advertising spend due to the outbreak, particularly within our radio segment which derives substantial revenue from local advertisers who have been particularly hard hit due to social distancing and government interventions. Further, the COVID-19 outbreak has caused the postponement of our 2020 Tom Joyner Foundation Fantastic Voyage cruise and was impairing ticket sales of other tent pole special events. We do not carry business interruption insurance to compensate us for losses that may occur as a result of any of these interruptions and continued impacts from the COVID-19 outbreak. Outbreaks in the markets in which we operate could have material impacts on our liquidity, operations including potential impairment of assets, and our financial results.

The terms of our indebtedness and the indebtedness of our direct and indirect subsidiaries may restrict our current and future operations, particularly our ability to respond to changes in market conditions or to take some actions.

Our debt instruments impose operating and financial restrictions on us. These restrictions limit or prohibit, among other things, our ability and the ability of our subsidiaries to incur additional indebtedness, issue preferred stock, incur liens, pay dividends, enter into asset purchase or sale transactions, merge or consolidate with another company, dispose of all or substantially all of our assets or make certain other payments or investments. These restrictions could limit our ability to grow our business through acquisitions and could limit our ability to respond to market conditions or meet extraordinary capital needs.

To service our indebtedness and other obligations, we will require a significant amount of cash.

Our ability to generate cash depends on many factors beyond our control. Our latest credit agreement requires us to repay principal due thereunder to the extent then outstanding on each quarterly interest payment date. Commencing on the quarterly interest payment date ending March 2019, the required principal repayment equals one quarter of 7.5% of the aggregate outstanding principal amount due thereunder such amount payable until December 2019. Commencing on the quarterly interest payment date ending March 2020, the required principal repayment amount equals one quarter of 10.0% of the aggregate outstanding principal amount such amount payable until December 2021. And, commencing on the quarterly interest payment date ending March 2021, the required principal repayment equals one quarter of 12.5% of the aggregate outstanding principal amount due thereunder payable until to December 2022. The Company is also required to use 75% of excess cash flow to repay outstanding term loans due thereunder at par, paid semi-annually and to use 100% of all distributions to the Company or its restricted subsidiaries received in respect of its interest in the MGM National Harbor to repay outstanding terms loans due thereunder at par. Our ability to make payments on our indebtedness and to fund capital expenditures will depend on our ability to generate cash in the future. This ability to generate cash, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our businesses might not generate sufficient cash flow from operations. We might not be able to complete future offerings, and future borrowings might not be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

We have historically incurred net losses which could continue into the future.

We have historically reported net losses in our consolidated statements of operations, due mostly in part to recording non-cash impairment charges for write-downs to radio broadcasting licenses and goodwill, interest expenses (both cash and non-cash), and revenue declines caused by weakened advertising demand resulting from the current economic environment. These results have had a negative impact on our financial condition and could be exacerbated in a poor economic climate. If these trends continue in the future, they could have a material adverse effect on our financial condition.

Our revenue is substantially dependent on spending and allocation decisions by advertisers, and seasonality and/or weakening economic conditions may have an impact upon our business.

Substantially all of our revenue is derived from sales of advertisements and program sponsorships to local and national advertisers. Any reduction in advertising expenditures or changes in advertisers' spending priorities and/or allocations across different types of media/platforms or programming could have an adverse effect on the Company's revenues and results of operations. We do not obtain long-term commitments from our advertisers and advertisers may cancel, reduce, or postpone advertisements without penalty, which could adversely affect our revenue. Seasonal net revenue fluctuations are common in the media industries and are due primarily to fluctuations in advertising expenditures by local and national advertisers. In addition, advertising revenues in even-numbered years tend to benefit from advertising placed by candidates for political offices. The effects of such seasonality (including the weather), combined with the severe structural changes that have occurred in the U.S. economy, make it difficult to estimate future operating results based on the previous results of any specific quarter and may adversely affect operating results.

Advertising expenditures also tend to be cyclical and reflect general economic conditions, both nationally and locally. Because we derive a substantial portion of our revenues from the sale of advertising, a decline or delay in advertising expenditures could reduce our revenues or hinder our ability to increase these revenues. Advertising expenditures by companies in certain sectors of the economy, including the automotive, financial, entertainment, and retail industries, represent a significant portion of our advertising revenues. Structural changes (such as reduced footprints in retail and the movement of retailers online) and business failures in these industries have affected our revenues and continued structural changes or business failures in any of these industries could have significant further impact on our revenues. Any political, economic, social, or technological change resulting in a significant reduction in the advertising spending of these sectors could adversely affect our advertising revenues or our ability to increase such revenues. In addition, because many of the products and services offered by our advertisers are largely discretionary items, weakening economic conditions or changes in consumer spending patterns could reduce the consumption of such products and services and, thus, reduce advertising for such products and services. Changes in advertisers' spending priorities during economic cycles may also affect our results. Disasters (domestic or external to the United States), acts of terrorism, political uncertainty or hostilities could also lead to a reduction in advertising expenditures as a result of supply or demand issues, uninterrupted news coverage and economic uncertainty.

Our success is dependent upon audience acceptance of our content, particularly our television and radio programs, which is difficult to predict.

Radio, video, and digital content production and distribution are inherently risky businesses because the revenues derived from the production and distribution of media content or a radio program, and the licensing of rights to the intellectual property associated with the content or program, depend primarily upon their acceptance and perceptions by the public, which can change quickly and are difficult to predict. The commercial success of content or a program also depends upon the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, and other tangible and intangible factors, all of which are difficult to predict. Our failure to obtain or retain rights to popular content on any part of our multi-media platform could adversely affect our revenues.

Ratings for broadcast stations and traffic on a particular website are also factors that are weighed when advertisers determine which outlets to use and in determining the advertising rates that the outlet receives. Poor ratings or traffic levels can lead to a reduction in pricing and advertising revenues. For example, if there is an event causing a change of programming at one of our stations, there could be no assurance that any replacement programming would generate the same level of ratings, revenues, or profitability as the previous programming. In addition, changes in ratings methodology and technology could adversely impact our ratings and negatively affect our advertising revenues.

Television content production is inherently a risky business because the revenues derived from the production and distribution of a television program and the licensing of rights to the associated intellectual property depends primarily upon the public's level of acceptance, which is difficult to predict. The commercial success of a television program also depends upon the quality and acceptance of other competing programs in the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, and other tangible and intangible factors, all of which are difficult to predict. Rating points are also factors that are weighed when determining the advertising rates that TV One receives. Poor ratings can lead to a reduction in pricing and advertising revenues. Consequently, low public acceptance of TV One's content may have an adverse effect on TV One's results of operations. Further, networks or programming launched by Netflix^{TM}, Oprah Winfrey (OWN^{TM}), Sean Combs (REVOLT TV^{TM}), and Magic Johnson (ASPIRE^{TM}), could take away from our audience share and ratings and thus have an adverse effect on TV One's results of operations.

Legislation could require radio broadcasters to pay additional royalties, including to additional parties such as record labels or recording artists.

We currently pay royalties to song composers and publishers through BMI, ASCAP, SESAC and GMR but not to record labels or recording artists for exhibition or use of over the air broadcasts of music. From time to time, Congress considers legislation which could change the copyright fees and the procedures by which the fees are determined. The legislation historically has been the subject of considerable debate and activity by the broadcast industry and other parties affected by the proposed legislation. It cannot be predicted whether any proposed future legislation will become law or what impact it would have on our results from operations, cash flows or financial position.

A disproportionate share of our radio segment revenue comes from a small number of geographic markets and from Reach Media.

For the year ended December 31, 2019, approximately 40.6% of our net revenue was generated from the sale of advertising in our core radio business, excluding Reach Media. Within our core radio business, four of the 15 markets in which we operate radio stations (Houston, Washington, DC, Atlanta and Baltimore) accounted for approximately 56.3% of our radio station net revenue for the year ended December 31, 2019. Revenue from the operations of Reach Media, along with revenue from both the Houston and Washington, DC markets accounted for approximately 22.8% of our total consolidated net revenue for the year ended December 31, 2019. Revenue from the operations of Reach Media, along with revenue from our significant contributing markets, accounted for approximately 32.8% of our total consolidated net revenue for the year ended December 31, 2019. Adverse events or conditions (economic, including government cutbacks or otherwise) could lead to declines in the contribution of Reach Media or declines in one or more of the four significant contributing radio markets, which could have a material adverse effect on our overall financial performance and results of operations.

We may lose audience share and advertising revenue to our competitors.

Our media properties compete for audiences and advertising revenue with other radio stations and station groups and other media such as broadcast television, newspapers, magazines, cable television, satellite television, satellite radio, outdoor advertising, "over the top providers" on the internet and direct mail. Adverse changes in audience ratings, internet traffic, and market shares could have a material adverse effect on our revenue. Larger media companies, with more financial resources than we have may target our core audiences or enter the segments or markets in which we operate, causing competitive pressure. Further, other media and broadcast companies may change their programming format or engage in aggressive promotional campaigns to compete directly with our media properties for our core audiences and advertisers. Competition for our core audiences or in any of our segments or markets could result in lower ratings or traffic and, hence, lower advertising revenue for us, or cause us to increase promotion and other expenses and, consequently, lower our earnings and cash flow. Changes in population, demographics, audience tastes and other factors beyond our control, could also cause changes in audience ratings or market share. Failure by us to respond successfully to these changes could have an adverse effect on our business and financial performance. We cannot assure that we will be able to maintain or increase our current audience ratings and advertising revenue.

We must respond to the rapid changes in technology, content offerings, services, and standards across our entire platform in order to remain competitive.

Technological standards across our media properties are evolving and new distribution technologies/platforms are emerging at a rapid pace. We cannot assure that we will have the resources to acquire new technologies or to introduce new features, content or services to compete with these new technologies. New media has resulted in fragmentation in the advertising market, and we cannot predict the effect, if any, that additional competition arising from new technologies or content offerings may have across any of our business segments or our financial condition and results of operations, which may be adversely affected if we are not able to adapt successfully to these new media technologies or distribution platforms. The continuing growth and evolution of channels and platforms has increased our challenges in differentiating ourselves from other media platforms. We continually seek to develop and enhance our content offerings and distribution platforms/methodologies. Failure to effectively execute in these efforts, actions by our competitors, or other failures to deliver content effectively could hurt our ability to differentiate ourselves from our competitors and, as a result, have adverse effects across our business.

The loss of key personnel, including certain on-air talent, could disrupt the management and operations of our business.

Our business depends upon the continued efforts, abilities and expertise of our executive officers and other key employees, including certain on-air personalities. We believe that the combination of skills and experience possessed by our executive officers and other key employees could be difficult to replace, and that the loss of one or more of them could have a material adverse effect on us, including the impairment of our ability to execute our business strategy. In addition, several of our on-air personalities and syndicated radio programs hosts have large loyal audiences in their respective broadcast areas and may be significantly responsible for the ratings of a station. The loss of such on-air personalities or any change in their popularity could impact the ability of the station to sell advertising and our ability to derive revenue from syndicating programs hosted by them. We cannot be assured that these individuals will remain with us or will retain their current audiences or ratings.

If our digital segment does not continue to develop and offer compelling and differentiated content, products and services, our advertising revenues could be adversely affected.

In order to attract consumers and generate increased activity on our digital properties, we believe that we must offer compelling and differentiated content, products and services. However, acquiring, developing, and offering such content, products and services may require significant costs and time to develop, while consumer tastes may be difficult to predict and are subject to rapid change. If we are unable to provide content, products and services that are sufficiently attractive to our digital users, we may not be able to generate the increases in activity necessary to generate increased advertising revenues. In addition, although we have access to certain content provided by our other businesses, we may be required to make substantial payments to license such content. Many of our content arrangements with third parties are non-exclusive, so competitors may be able to offer similar or identical content. If we are not able to acquire or develop compelling content and do so at reasonable prices, or if other companies offer content that is similar to that provided by our digital segment, we may not be able to attract and increase the engagement of digital consumers on our digital properties.

Continued growth in our digital business also depends on our ability to continue offering a competitive and distinctive range of advertising products and services for advertisers and publishers and our ability to maintain or increase prices for our advertising products and services. Continuing to develop and improve these products and services may require significant time and costs. If we cannot continue to develop and improve our advertising products and services or if prices for our advertising products and services decrease, our digital advertising revenues could be adversely affected.

More individuals are using devices other than personal and laptop computers to access and use the internet, and, if we cannot make our products and services available and attractive to consumers via these alternative devices, our internet advertising revenues could be adversely affected.

Digital users are increasingly accessing and using the internet through mobile tablets and smartphones. In order for consumers to access and use our products and services via these devices, we must ensure that our products and services are technologically compatible with such devices. If we cannot effectively make our products and services available on these devices, fewer internet consumers may access and use our products and services and our advertising revenue may be negatively affected.

Unrelated third parties may claim that we infringe on their rights based on the nature and content of information posted on websites we maintain.

We host internet services that enable individuals to exchange information, generate content, comment on our content, and engage in various online activities. The law relating to the liability of providers of these online services for activities of their users is currently unsettled both within the United States and internationally. While we monitor postings to such websites, claims may be brought against us for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information that may be posted online or generated by our users. Our defense of such actions could be costly and involve significant time and attention of our management and other resources.

If we are unable to protect our domain names and/or content, our reputation and brands could be adversely affected.

We currently hold various domain name registrations relating to our brands, including urban1.com, radio-one.com and interactiveone.com. The registration and maintenance of domain names are generally regulated by governmental agencies and their designees. Governing bodies may establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names. As a result, we may be unable to register or maintain relevant domain names. We may be unable, without significant cost or at all, to prevent third parties from registering domain names that are similar to, infringe upon, or otherwise decrease the value of our trademarks and other proprietary rights. Failure to protect our domain names could adversely affect our reputation and brands, and make it more difficult for users to find our websites and our services. In addition, piracy of the Company's content, including digital piracy, may decrease revenue received from the exploitation of the Company's programming and other content and adversely affect its businesses and profitability.

Future asset impairment to the carrying values of our FCC licenses and goodwill could adversely impact our results of operations and net worth.

As of December 31, 2019, we had approximately $582.7 million in broadcast licenses and $239.8 million in goodwill, which totaled $822.5 million, and represented approximately 65.7% of our total assets. Therefore, we believe estimating the fair value of goodwill and radio broadcasting licenses is a critical accounting estimate because of the significance of their carrying values in relation to our total assets. We recorded non-cash impairment charges against radio broadcasting licenses of approximately $10.6 million during the year ended December 31, 2019. For the three months ended March 31, 2020, the Company recorded a non-cash impairment charge of approximately $6.0 million related to its Atlanta market and Indianapolis market goodwill balances and also a non-cash impairment charge of approximately $47.7 million associated with our Atlanta, Cincinnati, Dallas, Houston, Indianapolis, Philadelphia, Raleigh, Richmond and St. Louis market radio broadcasting licenses.

We are required to test our goodwill and indefinite-lived intangible assets for impairment at least annually, which we have traditionally done in the fourth quarter, or on an interim basis when events or changes in circumstances suggest impairment may have occurred. Impairment is measured as the excess of the carrying value of the goodwill or indefinite-lived intangible asset over its fair value. Impairment may result from deterioration in our performance, changes in anticipated future cash flows, changes in business plans, adverse economic or market conditions, adverse changes in applicable laws and regulations, or other factors beyond our control. The amount of any impairment must be expensed as a charge to operations. Fair values of FCC licenses and goodwill have been estimated using the income approach, which involves a 10-year model that incorporates several judgmental assumptions about projected revenue growth, future operating margins, discount rates and terminal values. We also utilize a market-based approach to evaluate our fair value estimates. There are inherent uncertainties related to these assumptions and our judgment in applying them to the impairment analysis.

During the year ended December 31, 2019, the Company recorded a non-cash impairment charge of approximately $4.8 million associated with our Indianapolis and Detroit market radio broadcasting licenses. As part of our annual goodwill impairment analysis, the Company recorded a goodwill impairment charge related to Interactive One of approximately $5.8 million for the year ended December 31, 2019. For the second and third quarters of 2018, the total market revenue growth for certain markets in which we operate was below the estimated total market revenue growth used in our respective prior year annual impairment testing. In each quarter, we deemed that to be an impairment indicator that warranted interim impairment testing of certain markets' radio broadcasting licenses, which we performed as of each quarter-end date. We recorded an impairment charge of approximately $21.3 million related to our Detroit radio broadcasting licenses and Atlanta and Charlotte goodwill balances during the year ended December 31, 2018.

Changes in certain events or circumstances could result in changes to our estimated fair values, and may result in further write-downs to the carrying values of these assets. Additional impairment charges could adversely affect our financial results, financial ratios and could limit our ability to obtain financing in the future.

Our business depends on maintaining our licenses with the FCC. We could be prevented from operating a radio station if we fail to maintain its license.

Within our primary business, we are required to maintain radio broadcasting licenses issued by the FCC. These licenses are ordinarily issued for a maximum term of eight years and are renewable. Currently, subject to renewal, our radio broadcasting licenses expire at various times beginning August 2020 through April 28, 2028. While we anticipate receiving renewals of all of our broadcasting licenses, interested third parties may challenge our renewal applications. In addition, we are subject to extensive and changing regulation by the FCC with respect to such matters as programming, indecency standards, technical operations, employment and business practices. If we or any of our significant stockholders, officers, or directors violate the FCC's rules and regulations or the Communications Act of 1934, as amended (the "Communications Act"), or is convicted of a felony or found to have engaged in certain other types of non-FCC related misconduct, the FCC may commence a proceeding to impose fines or other sanctions upon us. Examples of possible sanctions include the imposition of fines, the renewal of one or more of our broadcasting licenses for a term of fewer than eight years or the revocation of our broadcast licenses. If the FCC were to issue an order denying a license renewal application or revoking a license, we would be required to cease operating the radio station covered by the license only after we had exhausted administrative and judicial review without success.

Disruptions or security breaches of our information technology infrastructure could interfere with our operations, compromise client information and expose us to liability, possibly causing our business and reputation to suffer.

Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or users' data. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data could result in the loss or misuse of such data, which could harm our business and reputation and diminish our competitive position. In addition, computer malware, viruses, social engineering (predominantly spear phishing attacks), and general hacking have become more prevalent in general. Our efforts to protect our company's data or the information we receive may be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance; government surveillance; or other threats that evolve. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our users' data on a continual basis.

Any internal technology breach, error or failure impacting systems hosted internally or externally, or any large scale external interruption in technology infrastructure we depend on, such as power, telecommunications or the Internet, may disrupt our technology network. Any individual, sustained or repeated failure of technology could impact our customer service and result in increased costs or reduced revenues. Our technology systems and related data also may be vulnerable to a variety of sources of interruption due to events beyond our control, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. Our technology security initiatives, disaster recovery plans and other measures may not be adequate or implemented properly to prevent a business disruption and its adverse financial consequences to our reputation.

In addition, as a part of our ordinary business operations, we may collect and store sensitive data, including personal information of our clients, listeners and employees. The secure operation of the networks and systems on which this type of information is stored, processed and maintained is critical to our business operations and strategy. Any compromise of our technology systems resulting from attacks by hackers or breaches due to employee error or malfeasance could result in the loss, disclosure, misappropriation of or access to clients', listeners', employees' or business partners' information. Any such loss, disclosure, misappropriation or access could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disruption of our operations and damage to our reputation, any or all of which could adversely affect our business. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security.

In the event of a technical or cyber event, we could experience a significant, unplanned disruption, or substantial and extensive degradation of our services, or our network may fail in the future. Despite our significant infrastructure investments, we may have insufficient communications and server capacity to address these or other disruptions, which could result in interruptions in our services. Any widespread interruption or substantial and extensive degradation in the functioning of our IT or technical platform for any reason could negatively impact our revenue and could harm our business and results of operations. If such a widespread interruption occurred, or if we failed to deliver content to users as expected, our reputation could be damaged severely. Moreover, any disruptions, significant degradation, cybersecurity threats, security breaches, or attacks on our internal information technology systems could impact our ratings and cause us to lose listeners, users or viewers or make it more difficult to attract new ones, either of which could harm our business and results of operations.

Certain Regulatory Risks

The FCC's media ownership rules could restrict our ability to acquire radio stations.

The Communications Act and FCC rules and policies limit the number of broadcasting properties that any person or entity may own (directly or by attribution) in any market and require FCC approval for transfers of control and assignments of licenses. The FCC's media ownership rules remain subject to further agency and court proceedings. As a result of the FCC media ownership rules, the outside media interests of our officers and directors could limit our ability to acquire stations. The filing of petitions or complaints against Urban One or any FCC licensee from which we are acquiring a station could result in the FCC delaying the grant of, refusing to grant or imposing conditions on its consent to the assignment or transfer of control of licenses. The Communications Act and FCC rules and policies also impose limitations on non-U.S. ownership and voting of our capital stock.

Enforcement by the FCC of its indecency rules against the broadcast industry could adversely affect our business operations.

The FCC's rules prohibit the broadcast of obscene material at any time and indecent or profane material on broadcast stations between the hours of 6 a.m. and 10 p.m. Broadcasters risk violating the prohibition against broadcasting indecent material because of the vagueness of the FCC's indecency and profanity definitions, coupled with the spontaneity of live programming. The FCC has in the past vigorously enforced its indecency rules against the broadcasting industry and has threatened to initiate license revocation proceedings against broadcast licensees for "serious" indecency violations. In June 2012, the Supreme Court issued a decision which, while setting aside certain FCC indecency enforcement actions on narrow due process grounds, declined to rule on the constitutionality of the FCC's indecency policies. Following the Supreme Court's decision, the FCC requested public comment on the appropriate substance and scope of its indecency enforcement policy. It is not possible to predict whether and, if so, how the FCC will revise its indecency enforcement policies or the effect of any such changes on us. The fines for broadcasting indecent material are a maximum of $325,000 per utterance. The determination of whether content is indecent is inherently subjective and, as such, it can be difficult to predict whether particular content could violate indecency standards. The difficulty in predicting whether individual programs, words or phrases may violate the FCC's indecency rules adds significant uncertainty to our ability to comply with the rules. Violation of the indecency rules could lead to sanctions which may adversely affect our business and results of operations. In addition, third parties could oppose our license renewal applications or applications for consent to acquire broadcast stations on the grounds that we broadcast allegedly indecent programming on our stations. Some policymakers support the extension of the indecency rules that are applicable to over-the-air broadcasters to cover cable programming and/or attempts to increase enforcement of or otherwise expand existing laws and rules. If such an extension, attempt to increase enforcement, or other expansion took place and was found to be constitutional, some of TV One's content could be subject to additional regulation and might not be able to attract the same subscription and viewership levels.

Changes in current federal regulations could adversely affect our business operations.

Congress and the FCC have considered, and may in the future consider and adopt, new laws, regulations and policies that could, directly or indirectly, affect the profitability of our broadcast stations. In particular, Congress may consider and adopt a revocation of terrestrial radio's exemption from paying royalties to performing artists and record companies for use of their recordings (radio already pays a royalty to songwriters, composers and publishers). In addition, commercial radio broadcasters and entities representing artists are negotiating agreements that could result in broadcast stations paying royalties to artists. A requirement to pay additional royalties could have an adverse effect on our business operations and financial performance. Moreover, it is possible that our license fees and negotiating costs associated with obtaining rights to use musical compositions and sound recordings in our programming could sharply increase as a result of private negotiations, one or more regulatory rate-setting processes, or administrative and court decisions. We cannot predict whether such increases will occur.

The television and distribution industries in the United States are highly regulated by U.S. federal laws and regulations issued and administered by various federal agencies, including the FCC. The television broadcasting industry is subject to extensive regulation by the FCC under the Communications Act. The U.S. Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations, and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation of TV One. For example, the FCC has initiated a proceeding to examine and potentially regulate more closely embedded advertising such as product placement and product integration. Enhanced restrictions affecting these means of delivering advertising messages may adversely affect TV One's advertising revenues. Changes to the media ownership and other FCC rules may affect the competitive landscape in ways that could increase the competition faced by TV One. Proposals have also been advanced from time to time before the U.S. Congress and the FCC to extend the program access rules (currently applicable only to those cable program services which also own or are owned by cable distribution systems) to all cable program services. TV One's ability to obtain the most favorable terms available for its content could be adversely affected should such an extension be enacted into law. TV One is unable to predict the effect that any such laws, regulations or policies may have on its operations.

Changes in U.S. tax laws could have a material adverse effect on the Company's cash flow, results of operations or financial condition.

On December 22, 2017, the Tax Cuts and Jobs Act (the "Act") was signed into law and contains broad and complex changes to U.S. Federal tax laws. The Company has provided for an estimated impact of the Act in the financial statements. The Company's interpretation of the law changes requires significant judgments to be made, and significant estimates in the calculation of the provision for income taxes. However, additional guidance may be issued by the Internal Revenue Service, Department of Treasury, or other governing body that may significantly differ from the Company's interpretation of the Act's changes, which may result in a material adverse effect on the Company's cash flow, results of operations or financial condition.

New or changing federal, state or international privacy legislation or regulation could hinder the growth of our internet business.

A variety of federal and state laws govern the collection, use, retention, sharing and security of consumer data that our business uses to operate its services and to deliver certain advertisements to its customers, as well as the technologies used to collect such data. Not only are existing privacy-related laws in these jurisdictions evolving and subject to potentially disparate interpretation by governmental entities, new legislative proposals affecting privacy are now pending at both the federal and state level in the U.S. Changes to the interpretation of existing law or the adoption of new privacy-related requirements could hinder the growth of our business. Also, a failure or perceived failure to comply with such laws or requirements or with our own policies and procedures could result in significant liabilities, including a possible loss of consumer or investor confidence or a loss of customers or advertisers.

Our controls and procedures may fail or be circumvented, which may result in a material adverse effect on our business, financial condition and results of operations.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

Material weaknesses were identified in our internal control over financial reporting resulting from an error in the Company's recording of an out-of-period tax provision adjustment of approximately $3.4 million during the quarter ended March 31, 2019, not designing and maintaining effective controls over the completeness and accuracy of the balances of the income tax related accounts during the quarter ended September 30, 2019, and not designing and maintaining effective controls over the adoption of ASC 842 right of use assets and lease liability accounts and related lease accounting activity during the quarter ended December 31, 2019. The specific issues leading to these conclusions are described in Item 9A in the Form 10-K filed for the year ended December 31, 2019 in "Management's Report on Internal Control over Financial Reporting."

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We began efforts to remediate the material weakness as part of the third quarter close of 2019. However, our remedial measures to address the material weakness may be insufficient and we may in the future discover areas of our internal controls that need improvement. Failure to maintain effective controls or to timely implement any necessary improvement of our internal and disclosure controls could, among other things, result in losses from errors, harm our reputation, or cause investors to lose confidence in the reported financial information, all of which could have a material adverse effect on our results of operations and financial condition.

Unique Risks Related to Our Cable Television Segment

The loss of affiliation agreements could materially adversely affect our cable segment's results of operations.

Our cable television segment is dependent upon the maintenance of affiliation agreements with cable and direct broadcast distributors for its revenues, and there can be no assurance that these agreements will be renewed in the future on terms acceptable to such distributors. The loss of one or more of these arrangements could reduce the distribution of TV One's and/or CLEO TV's programming services and reduce revenues from subscriber fees and advertising, as applicable. Further, the loss of favorable packaging, positioning, pricing or other marketing opportunities with any distributor could reduce revenues from subscribers and associated subscriber fees. In addition, consolidation among cable distributors and increased vertical integration of such distributors into the cable or broadcast network business have provided more leverage to these distributors and could adversely affect our cable television segment's ability to maintain or obtain distribution for its network programming on favorable or commercially reasonable terms, or at all. The results of renewals could have a material adverse effect on our cable television segment's revenues and results and operations. We cannot assure you that TV One and/or CLEO TV will be able to renew its affiliation agreements on commercially reasonable terms, or at all. The loss of a significant number of these arrangements or the loss of carriage on basic programming tiers could reduce the distribution of our content, which may adversely affect our revenues from subscriber fees and our ability to sell national and local advertising time.

Changes in consumer behavior resulting from new technologies and distribution platforms may impact the performance of our businesses.

Our cable television segment faces emerging competition from other providers of digital media, some of which have greater financial, marketing and other resources than we do. In particular, content offered over the internet has become more prevalent as the speed and quality of broadband networks have improved. Providers such as Hulu^{TM}, Netflix^{TM}, Apple^{TM}, Amazon^{TM} and Google^{TM}, as well as gaming and other consoles such as Microsoft's Xbox^{TM}, Sony's PS4^{TM}, Nintendo's Wii^{TM}, and Roku^{TM}, are aggressively establishing themselves as alternative providers of video services, including online TV services. Most recently, new online distribution services have emerged offering live sports and other content without paying for a traditional cable bundle of channels. These services and the growing availability of online content, coupled with an expanding market for mobile devices and tablets that allow users to view content on an on-demand basis and internet-connected televisions, may impact TV One's distribution for its services and content. Additionally, devices or services that allow users to view television programs away from traditional cable providers or on a time-shifted basis and technologies that enable users to fast-forward or skip programming, including commercials, such as DVRs and portable digital devices and systems that enable users to store or make portable copies of content, have caused changes in consumer behavior that may affect the attractiveness of our offerings to advertisers and could therefore adversely affect our revenues. If we cannot ensure that our distribution methods and content are responsive to TV One's target audiences, our business could be adversely affected.

Unique Risks Related to Our Capital Structure

Our President and Chief Executive Officer has an interest in TV One that may conflict with your interests.

Pursuant to the terms of employment with our President and Chief Executive Officer, Mr. Alfred C. Liggins, III, in recognition of Mr. Liggins' contributions in founding TV One on our behalf, he is eligible to receive an award amount equal to approximately 4% of any proceeds from distributions or other liquidity events in excess of the return of our aggregate investment in TV One (the "Employment Agreement Award"). Our obligation to pay the award was triggered after our recovery of the aggregate amount of our pre-Comcast Buyout capital contribution in TV One, and payment is required only upon actual receipt of distributions of cash or marketable securities or proceeds from a liquidity event in excess of such invested amount. Mr. Liggins' rights to the Employment Agreement Award (i) cease if he is terminated for cause or he resigns without good reason and (ii) expire at the termination of his employment (but similar rights could be included in the terms of a new employment agreement or arrangement). As a result of this arrangement, the interest of Mr. Liggins' with respect to TV One may conflict with your interests as holders of our debt or equity securities.

Two common stockholders have a majority voting interest in Urban One and have the power to control matters on which our common stockholders may vote, and their interests may conflict with yours.

As of December 31, 2019, our Chairperson and her son, our President and CEO, collectively held in excess of 95% of the outstanding voting power of our common stock. As a result, our Chairperson and our CEO control our management and policies and decisions involving or impacting upon Urban One, including transactions involving a change of control, such as a sale or merger. The interests of these stockholders may differ from the interests of our other stockholders and our debt holders. In addition, certain covenants in our debt instruments require that our Chairperson and the CEO maintain a specified ownership and voting interest in Urban One, and prohibit other parties' voting interests from exceeding specified amounts. Our Chairperson and the CEO have agreed to vote their shares together in elections of members to the Board of Directors of Urban One.

Further, we are a "controlled company" under rules governing the listing of our securities on the NASDAQ Stock Market because more than 50% of our voting power is held by our Chairperson and the CEO. Therefore, we are not subject to NASDAQ Stock Market listing rules that would otherwise require us to have: (i) a majority of independent directors on the board; (ii) a compensation committee composed solely of independent directors; (iii) a nominating committee composed solely of independent directors; (iv) compensation of our executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors; and (v) director nominees selected, or recommended for the board's selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors. While a majority of our board members are currently independent directors, we do not make any assurances that a majority of our board members will be independent directors at any given time.

We are a smaller reporting company and a non-accelerated filer and we cannot be certain if the reduced disclosure requirements applicable to our filing status, as well as the exemption from the requirement to provide an auditor's attestation report regarding the effectiveness of our internal controls, will make our common stock less attractive to investors.

We are a "smaller reporting company" and, thus, have certain decreased disclosure obligations in our SEC filings, including, among other things, simplified executive compensation disclosures and only being required to provide two years of audited financial statements in annual reports. We are also a "non-accelerated filer," meaning we have a public float of less than $75 million measured as of the last business day of our most recently completed second fiscal quarter. As a "non-accelerated filer," we are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting. Decreased disclosures in our SEC filings due to our status as a "smaller reporting company" and as a "non-accelerated filer" may make it harder for investors to analyze our results of operations and financial prospects and may make our common stock a less attractive investment.

Risks Related to this Offering and Our Common Stock

The market price of our Class A and/or Class D common stock may be adversely affected by the issuance and sale of our common stock, including pursuant to the sales agreement.

We are not restricted from issuing additional shares of our Class A or Class D common stock or other equity-related securities. We cannot predict the effect that issuances or sales of our common stock, may have on the market price for our common stock. The issuance and sale of substantial amounts of Class A or Class D common stock or other equity-related securities could adversely affect the market price of our common stock.

The market price of our Class A and/or Class D common stock may fluctuate significantly, and shares of our Class A and/or Class D common stock may trade at prices below the price at which you purchased them.

The market price of our Class A and/or D common stock may fluctuate significantly as a result of many factors, including, but not limited to:

- general economic or political conditions;

- volatility in the equity securities market;

- the operating and stock price performance of other companies that investors or analysts may deem comparable to us;

- changes in investors' and analysts' perception of our and/or our industry's risk and return characteristics relative to other investment alternatives;

- differences between our actual financial and operating results and those expected by investors and analysts;

- adverse outcomes from litigation or regulatory or other governmental proceedings or investigations; and

- changes in regulation or tax law.

These factors, as well as those referred to under "Risks Related to Our Business" above and other factors relating to the market as a whole or our industry, may adversely affect the market price of our common stock, regardless, in some instances, of our actual operating performance. As a result, shares of our Class A and/or Class D common stock may trade at prices significantly below the price paid by you to acquire shares of our common stock.

We do not pay dividends on our common stock, which could adversely affect the market price of our Class A and/or Class D common stock.

Since first selling our common stock publicly in May 1999, we have not declared any cash dividends on any class of our common stock. We intend to retain future earnings for use in our business and do not anticipate declaring or paying any cash or stock dividends on shares of our common stock in the foreseeable future. In addition, any determination to declare and pay dividends will be made by our board of directors in light of our earnings, financial position, capital requirements, contractual restrictions contained in our credit facility and the indentures governing our senior subordinated notes, and other factors as the board of directors deems relevant.

Our Class A and our Class D common stock are equity securities and are subordinate to our existing and any future indebtedness.

Shares of our Class A and D common stock are equity interests and, as such, rank junior to all of our current indebtedness as well as any indebtedness incurred by us in the future. Accordingly, in the event of a bankruptcy, liquidation or other similar proceeding, your rights as a holder of our Class A and D common stock will be subordinate to the rights of the holders of our indebtedness and any other non-equity claims against us.

Certain provisions in our organizational documents and under Delaware law may deter or delay an acquisition of us.

Certain provisions of the Delaware General Corporation Law and our articles of incorporation and bylaws may deter or delay certain transactions that our shareholders may otherwise consider to be in their best interest, including transactions that might result in our shareholders receiving a premium for their shares. See "Description of Common Stock" in the accompanying base prospectus and the material referred to therein for more information.

USE OF PROCEEDS

We will retain broad discretion over the use of the net proceeds to us from the sale of our securities under this prospectus. Unless we indicate otherwise in the applicable prospectus supplement, we anticipate that any net proceeds will be used for general corporate purposes. General corporate purposes may include:

- providing working capital;

- funding capital expenditures;

- acquisitions or other investments in our business; or

- repaying debt.

Pending application of the net proceeds from any particular offering, we intend to invest such proceeds in short-term, interest-bearing, investment-grade securities. Each time we issue securities, we will provide a prospectus supplement that will contain information about how we intend to use the proceeds from each such offering. We cannot guarantee that we will receive any proceeds in connection with any offering hereunder because we may choose not to issue any of the securities covered by this prospectus.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus from time to time in one or more transactions, including without limitation:

- directly to one or more purchasers;

- through agents;

- to or through underwriters, brokers or dealers; or

- through a combination of any of these methods.

A distribution of the securities offered by this prospectus may also be effected through the issuance of derivative securities, including without limitation, warrants, subscriptions, exchangeable securities, forward delivery contracts and the writing of options.

In addition, the manner in which we may sell some or all of the securities covered by this prospectus, includes, without limitation, through:

- a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;

- purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

- ordinary brokerage transactions and transactions in which a broker solicits purchasers;

- at-the-market offerings into an existing trading market in accordance with Rule 415(a)(4), through an underwriter or underwriters acting as principal or agent; or

- privately negotiated transactions.

We may also enter into hedging transactions. For example, we may:

- enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker- dealer or affiliate may use shares of common stock received from us to close out its short positions;

- sell securities short and redeliver such shares to close out our short positions;

- enter into option or other types of transactions that require us to deliver common stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus; or

- loan or pledge the common stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of

- a pledge, sell the pledged shares pursuant to this prospectus.

In addition, we may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement or pricing supplement, as the case may be. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement or pricing supplement, as the case may be.

A prospectus supplement with respect to each offering of securities will state the terms of the offering of the securities, including:

- the name or names of any underwriters or agents and the amounts of securities underwritten or purchased by each of them, if any;

- the public offering price or purchase price of the securities and the net proceeds to be received by us from the sale;

- any delayed delivery arrangements;

- any underwriting discounts or agency fees and other items constituting underwriter or agent compensation;

- any discounts or concessions allowed or reallowed or paid to dealers; and

- any securities exchange or markets on which the securities may be listed.

The offer and sale of the securities described in this prospectus by us, the underwriters or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

- at a fixed price or prices, which may be changed;

- at market prices prevailing at the time of sale;

- at prices related to the prevailing market prices; or

- at negotiated prices.

General

Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers, agents or remarketing firms may be changed from time to time. Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered Class A shares may be "underwriters" as defined in the Securities Act. Any discounts or commissions they receive and any profits they receive on the resale of the offered Class A shares may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement or pricing supplement, as the case may be.

Underwriters and Agents

If underwriters are used in a sale, they will acquire the offered Class A shares for their own account. The underwriters may resell the offered Class A shares in one or more transactions, including negotiated transactions. These sales may be made at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market price or at negotiated prices. The securities may be offered to the public through an underwriting syndicate or through a single underwriter. The underwriters in any particular offering will be mentioned in the applicable prospectus supplement or pricing supplement, as the case may be.

Unless otherwise specified in connection with any particular offering of securities, the obligations of the underwriters to purchase the offered Class A shares will be subject to certain conditions contained in an underwriting agreement that we will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless otherwise specified in connection with any particular offering of securities. Any initial offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

We may designate agents to sell the offered Class A shares. Unless otherwise specified in connection with any particular offering of securities, the agents will agree to use their best efforts to solicit purchases for the period of their appointment. We may also sell the offered Class A shares to one or more remarketing firms, acting as principals for their own accounts or as agents for us. These firms will remarket the offered Class A shares upon purchasing them in accordance with a redemption or repayment pursuant to the terms of the offered Class A shares. A prospectus supplement or pricing supplement, as the case may be will identify any remarketing firm and will describe the terms of its agreement, if any, with us and its compensation.

In connection with offerings made through underwriters or agents, we may enter into agreements with such underwriters or agents pursuant to which our outstanding securities are received in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received in this offering under these arrangements to close out any related open borrowings of securities.

Dealers

We may sell the offered Class A shares to dealers as principals. We may negotiate and pay dealers' commissions, discounts or concessions for their services. The dealer may then resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with us at the time of resale. Dealers engaged by us may allow other dealers to participate in resales.

Direct Sales

We may choose to sell the offered Class A shares directly. In this case, no underwriters or agents would be involved.

Institutional Purchasers

We may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement or pricing supplement, as the case may be will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

We will enter into such delayed contracts only with institutional purchasers that we approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

Indemnification; Other Relationships

We may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

Market-Making, Stabilization and Other Transactions

If the offered Class A shares are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors. While it is possible that an underwriter could inform us that it intends to make a market in the offered Class A shares, such underwriter would not be obligated to do so, and any such market-making could be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the offered Class A shares. We have no current plans for the listing of the debt securities or preferred stock on any securities exchange; any such listing with respect to any particular debt securities or preferred stock will be described in the applicable prospectus supplement or pricing supplement, as the case may be.

In connection with any offering of common stock, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for, or purchases of, shares in the open market while the offering is in progress for the purpose of pegging, fixing or maintaining the price of the securities.

In connection with any offering, the underwriters may also engage in penalty bids. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Fees and Commissions

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement or pricing supplement, as the case may be; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Capital Stock

The Company's Amended and Restated Certificate of Incorporation provides for four classes of common stock: Class A; Class B; Class C; and Class D. Each class of shares has a $.001 par value. There are 30,000,000 Class A shares authorized with 1,582,359 issued and outstanding as of August 3, 2020. There are 150,000,000 Class B shares authorized with 2,861,843 shares issued and outstanding as of August 3, 2020. There are 150,000,000 Class C shares authorized with 2,928,906 shares issued and outstanding as of August 3, 2020. There are 150,000,000 Class D shares authorized with 37,520,026 shares issued and outstanding as of August 3, 2020. Finally, there are 1,000,000 shares of convertible preferred stock authorized with a par value of $.001. However, no shares of convertible preferred stock were outstanding at August 3, 2020 or are currently outstanding

The shares being offered under this prospectus and registration statement are Class A shares of common stock. Generally, except as summarized below, the shares of each class are identical in all respects and entitle the holders thereof to the same rights and privileges. However, with respect to voting rights, each share of Class A common stock entitles its holder to one vote and each share of Class B common stock entitles its holder to ten votes. The holders of Class C and Class D common stock are not entitled to vote on any matters. The holders of Class A common stock can convert such shares into shares of Class C or Class D common stock. Subject to certain limitations, the holders of Class B common stock can convert such shares into shares of Class A common stock. The holders of Class C common stock can convert such shares into shares of Class A common stock. The holders of Class D common stock have no such conversion rights.

Listing

Our Class A common stock is traded on the NASDAQ Stock Market under the symbol "UONE."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Ballard Spahr LLP.

EXPERTS

The financial statements and schedules as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" information we file with it. This means that we can disclose important information to you by referring you to those documents. Any information we reference in this manner is considered part of this prospectus. Information we file with the SEC after the date of this prospectus will automatically update and, to the extent inconsistent, supersede the information contained in this prospectus.

We incorporate by reference the documents listed below, and future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding, unless otherwise provided therein or herein, information furnished pursuant to Item 2.02 and Item 7.01 on any Current Report on Form 8-K) after the date of the initial registration statement and prior to effectiveness of the registration statement and after the effectiveness of this registration statement and before the termination of the offering:

- Urban One's annual report on Form 10-K for the year ended December 31, 2019, filed with the Commission on April 29, 2020;

- Urban One's quarterly report on Form 10-Q for the quarter ended March 31, 2020, filed with the Commission on May 29, 2020;

- Urban One's quarterly report on Form 10-Q for the quarter ended June 30, 2020, filed with the Commission on July 31, 2020;

- Urban One's current reports on Form 8-K, filed with the Commission on each of January 3, 2020, March 26, 2020, March 30, 2020, May 14, 2020, June 2, 2020, June 17, 2020, June 22, 2020, July 2, 2020, July 30, 2020 and August 18, 2020;

- The information under the sections entitled "The Board of Directors and Committees of the Board", "Security Ownership of Beneficial Owners and Management", "Compensation Discussion and Analysis", "Executive Compensation", "Certain Relationships and Related Transactions", and "Principal Accounting Fees and Services" in our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2020;

- The description of our common stock contained in our registration statement on Form 8-A (filed with the SEC on May 17, 2000) under Section 12 of the Securities Exchange Act of 1934, including any amendments or reports filed for the purpose of updating such description; and

- All other documents filed by us with the SEC under Sections 13 and 14 of the Securities Exchange Act of 1934 after the date of this prospectus but before the end of the offering of the securities made by this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that we incorporate by reference in this prospectus contained in the registration statement (except exhibits to the documents that are not specifically incorporated by reference) at no cost to you, by writing or calling us at:


Urban One, Inc.
1010 Wayne Avenue, 14th Floor
Silver Spring, Maryland 20910
(301) 429-3200


Information about us is also available at our website at http://www.urban1.com. However, the information in our website is not a part of this prospectus and is not incorporated by reference into this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference rooms at: 100 F Street, N.E., Washington, D.C. 20549.

You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge through the Internet. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

We have filed with the SEC a registration statement under the Securities Act of 1933 relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement, at prescribed rates, from the SEC at the address listed above. The registration statement and the documents referred to below under "Incorporation by Reference" are also available on our Internet website, www.urban1.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.